UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC

02020250

DIVISION OF
CORPORATION FINANCE

February 26, 2002

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

NO ACT
P.E 12-21-01
0-17506

Act 1934
Section
Rule 14A-8
Public Availability 2/26/2002

David J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: UST Inc.
Incoming letter dated December 21, 2001

Dear Mr. Friedman:

This is in response to your letters dated December 21, 2001 and January 24, 2002 concerning the shareholder proposal submitted to UST by the Congregation of the Sisters of Charity of the Incarnate Word and the Sisters of St. Francis of Assisi. We have also received a letter on behalf of the proponents dated January 10, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Paul M. Neuhauser
5770 Midnight Pass Road
Sarasota, FL 34242

Sister Lillian Anne Healy
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

Rule 14a-8(i)(3), Rule 14a-8(i)(5) and
Rule 14a-8(i)(7)

December 21, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted for
Inclusion in UST Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

UST Inc. (the "Company") has received a shareholder proposal (attached hereto as Exhibit A and referred to herein as the "Proposal") from the Congregation of the Sisters of Charity of the Incarnate Word (the "First Proponent") requesting that the Company "regularly provide its shareholders and the public (e.g. through its annual reports and/or its website) with complete lists of each financial or in-kind contribution or grant made by the Company in each calendar year starting with 2002 to any charitable, educational, religious, nonprofit, or tax-exempt entity." A second letter (attached hereto as Exhibit B) was received from the Sisters of St. Francis of Assisi (the "Second Proponent" and, together with the First Proponent, the "Proponents") indicating that it was also submitting the Proposal in conjunction with the First Proponent.

By copy of this letter, the Company notifies each of the Proponents of its intention to omit the Proposal from the Company's proxy materials for the 2002 annual meeting of shareholders (the "2002 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, we are writing to request that the Division confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Proposal is omitted. We have been advised by the Company as to the factual matters set forth herein.

Summary

It is the Company's belief, with which we concur, that the Proposal may be omitted from the 2002 Proxy Materials because:

a. the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials (Rule 14a-8(i)(3));

b. the Proposal relates to operations which account for less than 5 percent of the Company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and are not otherwise significantly related to the Company's business (Rule 14a-8(i)(5)); and

c. the Proposal deals with matters relating to the Company's ordinary business operations (Rule 14a-8(i)(7)).

Discussion

A. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Set forth below are certain of the statements which are believed to be false and misleading.

First, the initial "Whereas" clause contained in the Proposal's preamble is misleading in that it states that the Company "makes substantial charitable contributions" without citing any supporting authority for such statement. As more fully discussed in section B. below, the Company does not consider the charitable contributions that it makes to be "substantial".

Second, the second "Whereas" clause contained in the Proposal's preamble is misleading in that the newspaper articles cited as support for the statement made therein do not, in fact, support such statement with respect to the Company. The Proposal states:

> "the Company . . . [has] been charged with making contributions that do not go to what the public commonly perceives as charitable organizations but actually support nonprofit organizations that advocate the Company's political positions before Congress and state legislatures."

The Washington Post and Wall Street Journal[1] articles cited, while referencing certain cigarette companies by name, such as Phillip Morris and R.J. Reynolds Tobacco Co. (each of which is a manufacturer of cigarettes), do not contain any references to the Company or the smokeless tobacco industry specifically. In addition, the Wall Street Journal and the Star Tribune articles cited generally discuss the purported lobbying efforts of certain cigarette companies with respect to regulation of cigarettes. The Company's business, however, involves the manufacturing and marketing of smokeless tobacco products and does not involve the manufacture or distribution of cigarettes.

---

1 The Proposal states that the Wall Street Journal article is dated March 25, 1999. However, it appears that the article is actually dated March 25, 1996.

The only reference to the Company in the three articles cited in the Proposal appears to be contained in the Star Tribune article:

> "In Minnesota, where anti-tobacco forces have led the nation in legislative and regulatory initiatives, the battle has been hard-fought. The industry's lobbyists include: . . . Former state Sen. Robert Tennessen, DFL-Minneapolis, [who] was hired by UST Public Affairs, a division of US Tobacco Corp."

This reference alone does not support the statement contained in the second "Whereas" clause of the Proposal with respect to the Company. A copy of these articles is attached as Exhibit C for the Staff's convenience.

Third, the fourth "Whereas" clause contained in the Proposal and the supporting statements accompanying such Proposal are misleading in that they reference "attacks on the Company" and on "its philanthropic efforts" without citing any supporting authority for such statements. The references to "attacks" are vague. The Company is unaware of any "attacks" on it with respect to its charitable contributions. Accordingly, the Company believes that such statements should be deleted from the Proposal.

Fourth, the resolutions contained in the Proposal are vague and misleading because shareholders voting on the Proposal would not be able to determine with any reasonable certainty what actions or measures the Company would be required to take if the Proposal were implemented. The Staff has stated that when "the proposal may be misleading because any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal," the proposal may be omitted. Wendy's International, Inc. (February 6, 1990); see also Joseph Schlitz Brewing Co. (March 21, 1977); Philadelphia Electric Company (July 30, 1992).

In this regard, the resolution requests that the Company "regularly provide its shareholders and the public . . . with complete lists of each financial or in-kind contribution or grant made by the Company in each calendar year starting with 2002 . . . ." First, it is unclear what is meant by "regularly". Does this mean that the

Company, upon implementation of the Proposal, would be required to provide lists of contributions before they are made, simultaneously when they are made, immediately after they are made or once at the end of the year? In this vein, it is unclear whether, upon implementation of the Proposal, the initial report of contributions would relate to those made during 2001 or those being made during 2002.

Furthermore, the Proposal contemplates not just charitable gifts, but also gifts to any educational, religious, nonprofit or tax exempt entity.

In addition, it is unclear what would constitute a "complete list" of contributions or grants. How detailed would the list have to be? Would the list need to include, for example, both the name and address of each specific donee? Or would general categories of donees be sufficient (i.e., nonprofit advocacy groups)?

Based on the foregoing, shareholders voting on the Proposal may envision a method of reporting contributions or grants which proves to be significantly different from the ultimate method of reporting developed by the Company upon implementation of the Proposal.

Finally, the Proposal fails to disclose the monetary cost of, or the administrative effort involved in, implementing the Proposal. The Division's Staff has found that a proposal's failure to disclose certain costs can be misleading in violation of Rule 14a-9. See NLT Corporation (February 16, 1982); Occidental Petroleum Corporation (March 18, 1981); Penn Central Corporation (March 18, 1981). Upon implementation of the Proposal as drafted, the Company may be required to engage in costly, time consuming record keeping and reporting.

In light of the foregoing, the Company believes that the Proposal is vague and misleading and are, therefore, excludable from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

B. Rule 14a-8(i)(5)

Rule 14a-8(i)(5) permits a registrant to omit a shareholder proposal if it "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

The Company's business does not relate to the subject matter of the Proposal. Furthermore, the Company's total charitable contributions or grants in 2000 equaled less than five percent of the Company's sales, earnings and assets. In view of these facts, the Company believes it may properly rely on Rule 14a-8(i)(5) to omit the Proposal from the 2002 Proxy Materials.

C. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." The Securities and Exchange Commission (the "Commission") has stated that one policy consideration underlying the ordinary business exclusion is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Release No. 34-40018 (May 21, 1998).

It is well settled that formulating a shareholder proposal as a request for a report or study of a particular matter will not avoid the reach of Rule 14a-8(i)(7) if the underlying subject matter involves the ordinary business operations of a company. See Release No. 34-20091 (August 16, 1983) (adopting an interpretive change pursuant to which "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)," the predecessor to the current Rule 14a-8(i)(7)).

In determining whether a proposal concerns the ordinary business operations of the Company, the Commission distinguishes between matters of business that are mundane in nature and matters that raise significant social policy issues. See Release No. 34-12999 (November 22, 1976) (articulating an exception from the purview of Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)) for certain proposals that raise significant social policy issues).

The Company recognizes that the Staff has generally found that a proposal relating to charitable contributions involves a matter of basic corporate policy which is extraordinary in nature and beyond a company's ordinary business operations. The Staff has generally found that such proposal may not be omitted from a company's proxy materials unless the proposal pertains to a particular type of charitable organization. See, e.g., Citigroup Inc. (February 29, 2000); AT&T Corp. (February 17, 2000); Bell Atlantic Corporation (February 17, 2000); Union Pacific Corporation (February 5, 1993).

The Company submits that, although the resolution contained in the Proposal appears to relate generally to charitable contributions made by the Company, the second "Whereas" clause contained in the Proposal indicates that the real purpose of the Proposal is to obtain a list of any charitable contributions or grants made by the Company to particular types of charitable organizations, i.e., "nonprofit organizations that advocate the Company's political positions before Congress and state legislatures." Furthermore, the remainder of the Proposal and their accompanying supporting statements indicate that one goal of the Proposal is to limit contributions made to such organizations. Accordingly, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because they pertain to a particular type of charitable organization.

Furthermore, in contrast to the proposals in the letters cited above, the Proposal encompasses not just charitable contributions, but also payments made to any educational, religious, nonprofit, or tax exempt entity.

For the reasons set forth above, the Company believes that the Proposal may be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2002 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to the Proponents. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

Attachment

cc: Debra A. Baker
(UST Inc.)

Sister Lillian Anne Healy
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969

6510 Lawndale
Houston, TX 77223-0969

Irene Senn
Corporate Responsibility Agent
The Sisters of St. Francis of Assisi
3221 South Lake Drive
St. Francis, WI 53235-3799

EXHIBIT A

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

October 22, 2001

Mr. Vincent A. Gierer, Jr., Chief Executive Officer
UST Inc.
100 W. Putnam Ave.,
Greenwich, CT 06830

Dear Mr. Gierer:

The Congregation of the Sisters of Charity of the Incarnate word have been beneficial owners of at least $2000 of stock in UST Inc. We will own this stock at least through the annual meeting. Verification of our ownership of this stock for at least one year will be sent under separate cover.

As Director of Corporate Responsibility for the Congregation, I hereby submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting.

Again, we are always more than willing to dialogue with the Company on the matter we wish to set before the shareholders.

Sincerely,

Sister Lillian Anne Healy
Director of Corporate Social Responsibility

UST
Full Disclosure of Charitable Contributions and Activities

WHEREAS other major U.S. tobacco companies, such as Philip Morris Companies, Inc., have been getting substantial good publicity for their charitable contributions; and UST also makes substantial charitable contributions that might contribute to improve its public image;

WHEREAS the Company and other tobacco companies have been charged with making contributions that do not go to what the public commonly perceives as charitable organizations but actually support nonprofit organizations that advocate the Company's political positions before Congress and state legislatures (see, e.g., Washington Post, "Think Tanks: Corporations' Quiet Weapon; Nonprofits' Studies, Lobbying Advance Big Business Causes," 01/29/00; Star Tribune (Minneapolis), Tobacco Industry Uses Other Groups to Get its Message Out, 09/21/98; Wall Street Journal, Tobacco Industry's Figures On Political Spending Don't Reflect Gifts To Think Tanks, Other Groups," 03/26/99);

WHEREAS the Company has not yet provided a comprehensive and complete list of the recipients of its charitable contributions;

WHEREAS more information on the Company's charitable donations is needed to counter attacks on the company and to ensure it receives full and fair credit for its charitable activities;

RESOLVED that shareholders request the Company to regularly provide its shareholders and the public (e.g. through its annual reports and/or its website) with complete lists of each financial or in-kind contribution or grant made by the Company in each calendar year starting with 2002 to any charitable, educational, religious, nonprofit, or tax-exempt entity.

Supporting Statement

Shareholders need a clear accounting of the Company's charitable contributions in order to evaluate the effectiveness of these contributions for improving the Company's public image. Full disclosure of our Company's annual charitable contributions and its related publicity efforts will ensure that our Company receives full and fair credit for its charitable contributions in a way that directly responds to the many attacks on the Company and its philanthropic efforts. Full disclosure will also help to ensure that our Company does not make any charitable donations it may be embarrassed or otherwise unwilling to disclose. If you agree, please vote "Yes" for this proposal.

2002USTCharitableGiving.08/22/01 351 words, including title

EXHIBIT B

November 15, 2001

Mr. Vincent A. Gierer, Jr.
Chief Executive Officer
UST
100 W. Putnam Avenue
Greenwich, CT 06830

Dear Mr. Geirer;

The Sisters of St. Francis of Assisi are the beneficial owners of 100 shares of UST common stock and will retain such stock through the company's next annual meeting. A letter of verification will be sent under separate cover.

As Corporate Responsibility Agent of the Sisters of St. Francis of Assisi, I am authorized to submit the enclosed resolution, in conjunction with the Congregation of the Sisters of Charity of the Incarnate Word, for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at that annual meeting.

As always, we are open to dialogue with the Company on the matter we wish to set before the shareholders.

Sincerely,

Irene Senn
Corporate Responsibility Agent

Enc.

the Sisters of St. Francis of Assisi
3221 South Lake Drive St. Francis, WI 53235-3799 Fax 414.744.7193 Phone 414.744.1160

UST

Full Disclosure of Charitable Contributions and Activities

WHEREAS other major U.S. tobacco companies, such as Phillip Morris Companies, Inc., have been getting substantial good publicity for their charitable contributions; and UST also makes substantial charitable contributions that might contribute to improve its public image.

WHEREAS the Company and other tobacco companies have been charged with making contributions that do not go to what the public commonly perceives as charitable organizations but actually support nonprofit organizations that advocate the Company's political positions before Congress and state legislatures [see, e.g., Washington Post, "Think Tanks: Corporations' Quiet Weapon; Nonprofits' Studies, Lobbying Advance Big Business Causes," 01/29/00; Star Tribune (Minneapolis), Tobacco Industry Uses Other Groups to Get Its Message Out, 06/21/98; Wall Street Journal, Tobacco Industry's Figures On Political Spending Don't Reflect Gifts To Think Tanks, Other Groups," 03/25/99];

WHEREAS the company has not yet provided a comprehensive and complete list of the recipients of its charitable contributions;

WHEREAS more information on the Company's charitable donations is needed to counter attacks on the company and to ensure it receives full and fair credit for its charitable activities;

RESOLVED that shareholders request the Company to regularly provide its shareholders and the public (e.g. through its annual reports and/or its website) with complete lists of each financial or in-kind contribution or grant made by the Company in each calendar year starting with 2002 to any charitable educational, religious, nonprofit, or tax-exempt entity.

Supporting statement

Shareholders need a clear accounting of the Company's charitable contributions in order to evaluate the effectiveness of these contributions for improving the Company's public image. Full disclosure of our Company's annual charitable contributions and its related publicity efforts will ensure that our Company receives full and fair credit for its charitable contributions in a way that directly responds to the many attacks on the company and its philanthropic efforts. Full disclosure will also help to ensure that our Company does not make any charitable donations it may be embarrassed or otherwise unwilling to disclose. If you agree, please vote "yes" for this proposal.

EXHIBIT C

The Washington Post

January 29, 2000, Saturday, Final Edition

SECTION: A SECTION; Pg. A01

LENGTH: 1932 words

HEADLINE: Think Tanks: Corporations' Quiet Weapon; Nonprofits' Studies, Lobbying Advance Big Business Causes

BYLINE: Dan Morgan, Washington Post Staff Writer

BODY:

Derailing a multibillion-dollar federal plan to restore the Florida Everglades is just the kind of cause that suits Citizens for a Sound Economy, a conservative think tank that fights for smaller government.

But soon after the group took on the Everglades project in 1998, the Washington-based nonprofit got an incentive that went beyond the purely philosophical. It received $700,000 in contributions from Florida's three biggest sugar enterprises, which stand to lose thousands of acres of cane-growing land to reclamation if the Army Corps of Engineers plan goes into effect.

The sugar contributions were never disclosed publicly but were outlined in internal CSE documents that detail how various corporate interests donated millions to the group to bankroll its efforts on issues of direct interest to them, from global warming to Florida tort reform.

Along with those earmarked contributions, from companies such as Exxon Corp. and Hertz Corp., the organization received more than $1 million from Philip Morris Cos. at a time when CSE was opposing cigarette taxes. Phone company US West Inc. gave $1 million as CSE pushed deregulation that would let US West offer long-distance service.

The documents, obtained by The Washington Post, provide a rare look at think tanks' often hidden role as a weapon in the modern corporate political arsenal. The groups provide analyses, TV advertising, polling and academic studies that add an air of authority to corporate arguments--in many cases while maintaining the corporate donors' anonymity.

"Corporations have discovered that funding of research, publications, media campaigns and other forms of advocacy on policy issues can serve as an adjunct to traditional corporate lobbying and political contributions," said James Allen Smith, author of a book about think tanks.

Others use harsher terms. "It's part of a rent-a-mouthpiece phenomenon," said Gary Ruskin of the Congressional Accountability Project. "There are mercenary groups that function as surrogates when industry feels it's not advantageous for it to speak directly."

CSE officials will not discuss specific donations, saying that disclosure could expose contributors to harassment by labor unions or other groups. CSE President Paul N. Beckner strongly denies picking issues with an eye to their potential for luring corporate funds--or tailoring the groups' views to mesh with those of contributors.

"We aren't a group for hire," he said. "There's a bright line that defines our independence. There is only one position we can take on most issues: the one that means less government and lower taxes. We choose the issues we work on, and we decide how that money is expended."

While corporations are prohibited from contributing directly to political candidates, there are no restrictions on their giving to nonprofit organizations such as CSE whose advocacy may help their interests. And though lobbyists representing corporations must register publicly, nonprofit groups are not required to identify the corporations financing their lobbying work.

The Washington Post, January 29, 2000

In recent weeks, CSE has thrown itself into the political campaigns in Iowa and New Hampshire, sending out grass-roots activists--clad in signature red jackets emblazoned with the organization's Web address on the back--to obtain candidate endorsements of its position against Internet taxation.

Such outright activism is not for every think tank. Some, such as the Heritage Foundation, will not accept money for specific projects for fear of appearing beholden to the interest that funded it. Others, such as the Cato Institute, take earmarked money but go beyond the legal requirements and identify major donors.

For example, the largest supporter of Cato's study of Social Security privatization is the U.S. insurance company AIG, which manages privatized retirement systems abroad and stands to benefit if--as Cato is recommending--such an option is put in place here.

But other groups, including CSE, use donations for specific projects without making public the names of their donors--raising questions even among some of their fellow think tanks. "A nonprofit which is doing work for a very clear interest ought to reveal that," said Urban Institute President William Gorham.

On the other end of the political spectrum, some left-leaning think tanks take money from similarly interested parties. For example, unions provided the seed money to start the Economic Policy Institute, which produces research on trade, wage and work-related issues.

CSE, founded in 1984, has become a particularly vocal and political group under the chairmanship of C. Boyden Gray, a Washington lawyer who served as President George Bush's White House counsel. Modeling itself on grass-roots groups such as the Christian Coalition and Ralph Nader's activist organizations, CSE has inserted itself into a number of fights with the Clinton administration and become an active force in state politics on issues from tort reform to labor.

The group has a foundation that can take tax-deductible contributions--used, for example, to finance its "education" effort in support of a California initiative requiring unions to get annual permission from members to use dues for political purposes. It has a nonprofit arm that can engage in even more extensive lobbying. This year, CSE is branching into explicitly electoral politics; its board recently voted to set up a political action committee with a goal of raising at least $1 million for favored candidates in 2000.

Critics--and even some business lobbyists--have previously said that CSE's "grass roots" activism has sometimes been, as National Journal wrote in 1996, "a fig leaf for corporate lobbying efforts." But the newly obtained internal CSE spreadsheet--whose information was verified independently with a number of corporations--offers the most precise illustration yet of the close fit between CSE funding and corporate interests.

It shows that Exxon Corp.'s $175,000 for "global climate" issues arrived after Beckner dismissed the notion of global warming as "junk science." Huizenga Holdings' gift of $75,000 went toward the battle for Florida tort reform legislation, which limited car rental companies' liability. The holding company manages the investments of Florida businessman Wayne Huizenga in, among other things, auto rental companies.

A CSE project on the New Jersey auto insurance market brought in funds from three insurance companies and two trade associations. The Association of American Railroads chipped in for a study of legislation that could force railroad companies to let other shippers use their tracks.

Several months after Microsoft Corp. committed $380,000 to CSE's tax-exempt foundation last May, CSE officials lobbied in Congress to limit the Justice Department's budget for antitrust enforcement. CSE officials say their opposition to Justice's antitrust suit against Microsoft long predated the company's contribution.

CSE was founded by two free-spirited midwestern oil and gas tycoons, the brothers David H. and Charles G. Koch, principal owners of Koch Industries of Wichita. Foundations they controlled helped found Cato, CSE and other less-known think tanks committed to the Kochs' libertarian beliefs.

But although the Kochs and a stable of wealthy individuals and foundations have continued to provide a base of support, corporate contributions now constitute the bulk of CSE's income, which has grown from $4 million in 1991 to

$15.5 million in 1998. According to the documents, General Electric and Publix Super Markets Inc. gave $500,000 in 1998, and Emerson Electric Co., AlliedSignal Inc., and Johnson & Johnson provided $200,000 each.

"Our goal is to build an army of grass-roots activists who believe in limited government and lower taxes," Beckner said.

CSE's Florida operations exemplify its activism.

CSE took in the sugar industry contributions--$280,000 each from U.S. Sugar Corp. and Florida Crystals Corp., and $140,000 from the Sugar Cane Growers Cooperative of Florida--from October to December 1998. That November, CSE Foundation issued a news release asserting that the Everglades project would cost $120 per household in Florida and could result in the loss of 2,879 jobs. The foundation also released a poll concluding that the vast majority of Floridians did not support tax hikes to finance the project.

Describing CSE as the "voice of consumers for free enterprise," CSE representatives in polo shirts with the CSE logo showed up at a series of local hearings on the plan. And in early 1999, CSE Foundation unveiled a study charging that a peer review panel appointed by Interior Secretary Bruce Babbitt lacked objectivity.

Meanwhile, sugar industry representatives kept a low profile, asserting publicly that, in principle, they supported the restoration plan. The Florida legislature approved a revised version of it last year, but hurdles remain, including congressional funding. The companies said they did not renew their contributions to CSE in 1999 because CSE's outspoken criticism no longer reflected their position.

CSE officials, emphasizing their group's independence, noted that, on a separate issue, CSE's opposition to sugar import quotas is sharply at odds with the domestic sugar industry. But U.S. Sugar Corp. spokesman Robert Buker noted that CSE "has not been in the front row of the debate" over import quotas since it received industry funding. "We had a good dialogue with them," he added.

The Everglades has been just one of CSE's Florida projects. Jon L. Shebel, president and chief executive of Associated Industries of Florida, representing 10,000 businesses, credits CSE with helping enact the broad tort reform last year that was business's top priority in the state.

"They've made a difference in Florida," said Shebel. "We had a major war going on with the trial lawyers. At times [CSE] would take the TV, and we would take the radio. They have access to big dollars that we don't have access to. . . . It's added a new dimension."

According to CSE documents, at least $460,000, mainly in corporate donations, was earmarked for the project in 1998. The funds included the Huizenga contributions, $25,000 each from Hertz Corp. and DaimlerChrysler AG, and $10,000 from Dollar Thrifty Automotive Group.

"It was a meeting of the minds," said Huizenga Holdings spokesman George Rizriet. "We trust that they're going to do what they agree to do, which is to support the issue."

When necessary, CSE displayed a willingness to use hardball tactics in pursuit of tort reform. Martin County, Fla., attorney Joseph Negron, a Republican, felt CSE's bite last fall when the group ran a stream of TV ads in favor of his GOP primary opponent in a special election for state assembly. The ads branded Negron a "trial attorney," and although they did not specifically urge a vote against him, the implication was clear that voters should back Negron's opponent, who had pledged to protect the recently passed tort reform.

"Our political department orchestrated the whole thing," said Associated Industries' Shebel. "We called CSE and said here's the plan, can you do something? They did TV. We did radio, direct mail and all the analytical work."

"It's a lethal way to go after somebody," said Negron. "They can fly under the radar screen because they don't have to give you notice. There are no limits, no restrictions and no disclosure. It's put the fear of God in a number of Republican candidates."

Star Tribune (Minneapolis, MN)

June 21, 1998, Metro Edition

SECTION: Pg. 1A

LENGTH: 2614 words

HEADLINE: Tobacco's ally groups help get the word out;
The lobbying arm of the industry shakes hands with hundreds of other groups here and across the nation.

BYLINE: Tom Hamburger; Greg Gordon; Staff Writers

DATELINE: Washington, D.C.

BODY:

From his Bloomington law office, Tom Briant has been uniquely positioned to combat Minnesota's anti-tobacco forces.

At the slightest threat of an increase in the state's cigarette tax, he could release a harsh warning from the Minnesota Wholesale Marketers Association.

If a city proposed an anti-smoking measure, he could mobilize the Minnesota Coalition of Responsible Retailers.

Or he could activate the Coalition for Responsible Vending Sales.

An alert Minnesota legislator might have realized that the array of letterheads for these organizations - which together represent hundreds of Minnesota businesses - all bore the same address: Briant's office.

But few could have known the extent of his collaboration with the tobacco industry. Briant regularly provided tobacco officials with detailed intelligence reports on Minnesota legislative initiatives, while soliciting hundreds of thousands of dollars from the industry to finance his groups' activities.

Briant's tactics, detailed in newly released documents from the Minnesota tobacco trial, offer a glimpse of the smoke-and-mirrors lobbying effort the industry is using intensively this year to fight tobacco legislation in Washington and dozens of states.

In addition to a daunting lineup of big-name lobbyists, Philip Morris Cos., R.J. Reynolds and other cigarette makers have waged a broad, subterranean campaign, enlisting respected business and nonprofit groups as their front-line troops. Many of the battalions in the industry's lobbying army don't have "tobacco" in their names, and their industry connections are not immediately visible.

A spokesman for the Tobacco Institute, the industry's public relations and lobbying arm, declined to comment on the institute's lobbying tactics. Briant said his groups are not "fronts" for the tobacco industry, adding that he has never attempted to conceal those relationships.

Similar relationships have turned up across the country.

In Portland, Ore., the Fairness Matters to Oregonians Committee ran a blitz of TV and radio ads in 1996 attacking a proposed increase in the cigarette tax. Responding to a complaint, the Federal Communications Commission required the Tobacco Institute to disclose that it financed the ads.

Star Tribune (Minneapolis, MN), June 21, 1998

In New York, two organizations have taken politicians (including Minnesota's Gov. Arne Carlson) on lavish international trips. The groups - the New York Society for International Affairs and America-European Community Association - were formed to promote international trade but are quietly funded by the nation's largest tobacco producer, Philip Morris, and run by one of its vice presidents. Carlson denies knowing in advance that the trip he took was paid for with tobacco money.

Recently, tobacco companies employed similar tactics on a grand scale as the U.S. Senate debated, then last week stymied, legislation to extract a half-trillion dollars from tobacco companies over 25 years to settle health claims and curb teenage smoking.

Minnesota campaign

The industry launched its covert efforts in Minnesota more than a decade ago because of concern about the zeal of the state's anti-smoking movement.

Michael Brozek, a regional vice president for the Tobacco Institute, wrote in a 1985 memo that "since Minnesota has seen fit to designate itself 'a model for the country' with regard to anti-smoking legislation, our only choice in this matter is a complete victory. Anything less could be used against us in other states. We will employ all means to secure that victory."

Given the atmosphere in Minnesota, industry representative Roger Mozingo noted in a Sept. 24, 1990, memo that "experts or economists speaking on behalf of the Tobacco Institute would be of little use" and suggested working with existing groups instead.

In discussing strategy for fighting a proposed increase in the excise tax on cigarettes, Mozingo said the Legislature "would be more inclined to absorb the message" if the industry were "able to induce a taxpayers group, an agriculture group or a union" to make its case.

In the early 1990s, the industry launched what it dubbed the "Minnesota Plan."

The tobacco companies had already hired well-connected lobbyists, such as Tom Kelm, who was chief of staff to former Gov. Wendell Anderson. They also had made $2,500 monthly payments to the Teamsters union's chief Minnesota lobbyist, Wes Lane, who in turn provided the Tobacco Institute with intelligence reports between 1988 and 1992 and, without divulging his tobacco ties, voiced the union's opposition to anti-smoking measures at the state and local level.

Lane, now retired, contended in an interview that he supported the industry because the Teamsters "represented all the people that made [cigarettes] and delivered them and warehoused them." He said his consulting deal was approved by a now-deceased Teamsters official whom he declined to identify, adding that without approval, "I wouldn't be out doing that kind of crap."

To help assure that the public perceived the industry's anti-tax message as legitimate, tobacco executives developed relationships with Minnesota Citizens for Tax Justice (CTJ), a labor-backed watchdog group opposed to regressive taxation. The organization's director, Wayne Cox, said last week that industry contributions - which he estimated to be $10,000 to $15,000 annually for several years in the early 1990s - did not have any influence on the organization's policy. The industry also attempted to join forces with the Minnesota Taxpayers Association, a more conservative group whose studies of taxation have also received statewide attention. Both citizens groups opposed any increase in tobacco taxes but said that they would have held the same position even if the industry hadn't made donations.

A Feb. 21, 1995, memo from the Tobacco Institute recommended ghost-writing newspaper opinion articles to be signed and submitted by the Taxpayers Association, labor unions and a group of tobacco wholesalers. The Taxpayers Association received donations of $3,000 in 1995 and $2,000 in 1996 from the institute.

Star Tribune (Minneapolis, MN), June 21, 1998

Taxpayers Association executive director Dan Salomone denied last week that the tobacco industry dictated policy or any action by his organization. He also denied that his organization distributed articles ghost-written by the tobacco industry. He said that the Tobacco Institute paid standard membership dues totaling $5,000 between 1991 and 1996, and an institute representative briefly held a position on the association's board.

Salomone said that the industry asked the Taxpayers Association to conduct research on its behalf, but the association, concerned about maintaining independence, declined the offer.

Common Cause, a government watchdog group, said the tobacco industry's Minnesota lobby - spending as much as $2.4 million from 1994 to 1996 alone - has been so effective that the state's rate of taxing tobacco products slipped from the highest in the nation in 1991 to 17th last year.

During the first 15 months of this election cycle, the industry contributed more than $4.4 million to federal candidates and national parties. (During the 1995-96 election cycle, Philip Morris gave more than $4.2 million in campaign contributions, making it the single largest donor in the country.)

The figures are even more impressive considering that many in Congress refuse to accept tobacco money. Some who have sided with the industry, including Sen. Rod Grams, R-Minn., say they will take donations. Rep. Collin Peterson, D-Minn., who has accepted $4,000 this cycle from political action committees linked to tobacco, said simply, "I don't go for some of this politically correct stuff." Rep. Gil Gutknecht, R-Minn., accepts donations from non-tobacco subsidiaries such as Philip Morris' Kraft Foods. Kraft "does a lot of business in his district," Gutknecht's spokesman said.

'Astroturf' strategy

While lobbying and campaign contributions are important, legislative battles are increasingly being fought between consulting firms that specialize in launching grassroots campaigns to prompt voters to call or write their legislators. Critics say the tobacco industry's actions this year, like those of other businesses fighting government regulation, are a classic case of "Astroturf organizing" - a strategy that creates the impression of a spontaneous grass-roots insurrection.

The industry has set up telephone banks with toll-free numbers, sometimes patching callers directly through to congressional offices, and has circulated printed postcards and petitions that require only a signature.

The chief Senate sponsor of the tobacco legislation, Republican John McCain of Arizona, knows all about "Astroturf." He has received 19,000 form letters and postcards - about 17,000 of which opposed his bill, said his press secretary, Nancy Ives.

The $40 million industry ad campaign assailing McCain's bill included blitzes in his home state and in New Hampshire and Iowa, where he may seek early support for a possible presidential run in 2000.

Orchestrated mail campaigns also have reached Minnesota legislators.

Gutknecht spokesman Lee Aase said his office has received nearly 1,000 constituent contacts opposing a cigarette tax increase - about 75 percent of them "postcards from an organized campaign."

Grams has received about 1,500 calls, letters or e-mails opposing the tobacco legislation and only a few dozen supporting it, said his spokesman, Steve Behm. Behm said he did not know how many of the letters were identical.

Rep. Jim Ramstad, R-Minn., said that anti-smoking groups have also launched an organized grass-roots postcard campaign, though it is much smaller than the industry effort.

Many of the pro-industry postcards bear the imprint of the National Smokers Alliance, formed in 1993 when Philip Morris contributed "seed money" to create an "advocacy group for its customers," said Gary Auxier, a senior vice president at the alliance. The group was set up by executives of the tobacco giant's public relations firm, Chicago-based Burson Marsteller.

While the alliance now claims to be independent, with 3 million dues-paying members, it still gets funding from Philip Morris and now has help from two other tobacco companies, Lorillard Inc. and Brown and Williamson.

Other tobacco companies are distributing petitions in truck stops and convenience stores. Some convenience stores participating in these efforts are in Minnesota and are members of one of Briant's associations.

Briant said in an interview that it is no secret that his groups are backed by the tobacco industry and that he disclosed the funding sources in annual reports filed with the Ethical Practices Board, though he did not reveal dollar figures.

But beyond the disclosure on those forms, neither Briant nor his groups advertised their alliance with the industry. Indeed, in giving his group $20,000 in 1990, the Tobacco Institute required him to pledge to keep their communications "in the strictest confidence," according to the written agreement. One of Briant's organizations - the Minnesota Candy and Tobacco Association - removed its obvious link to tobacco in 1994 when it was renamed the Minnesota Wholesale Marketers Association.

In 1991, he said in a letter to the Candy and Tobacco Association's state lobbyists that he had phoned the institute "to inquire whether we should begin lobbying our assigned legislators. . . . [They] said that we should proceed."

In 1993, Briant formed another group, the Minnesota Coalition of Responsible Retailers, to fight local anti-smoking ordinances. It linked five state trade associations whose members included grocers, retailers and service station operators.

In the interview, Briant said his groups were heavily outspent by the opposition, contending that $6 million in federal money was distributed to Minnesota anti-smoking groups during the past five years.

"My role has been to assist the wholesalers, the vendors and the retailers in responding to a relentless attack by anti-tobacco groups on their legitimate business interests," he said.

The institute's national budgets in recent years allotted hundreds of thousands of dollars to help fund trade associations of retailers, wholesalers, liquor distributors and grocers, as well as anti-tax groups, in states across the country.

- The Star Tribune library, Star Tribune staff writer John Stefany and researcher Chris Hamilton contributed to this report.

Tobacco fight:

The matchup

The tobacco industry has assembled a formidable lineup of lobbyists and representatives to further its agenda during the battle over federal tobacco legislation. And while they don't have many of the big names, anti-tobacco forces have also assembled a powerful team.

On tobacco team

- Bob Dole, the former Republican presidential candidate and Senate GOP leader, now a special counsel to Verner, Lipfert, Bernhard, McPherson & Hand, a law firm that represents the interests of the entire industry.

- George Mitchell, former Senate Democratic leader, also special counsel to Verner, Lipfert in Washington.

- Howard Baker, former Senate Republican leader and White House chief of staff during the Reagan administration, represents RJR Nabisco and Brown and Williamson Tobacco Corp.

- Jane Hickie, chief of staff to former Texas Gov. Ann Richards is now chief lobbyist for Verner, Lipfert.

- Haley Barbour, former chairman of the Republican National Committee, represents the industry in Washington.

- Charles Black, a leading Republican lobbyist, now works for Philip Morris.

- Howard Liebengood, former Senate sergeant at arms, works for the public relations and lobbying firm of Burson-Marsteller on the Philip Morris account.

- L. Andrew Zausner, former Carter administration Energy Department official, works for Lorillard Tobacco Co.

Minnesota battleground

In Minnesota, where anti-tobacco forces have led the nation in legislative and regulatory initiatives, the battle has been hard-fought. The industry's lobbyists include:

- Thomas Kelm, who was chief of staff to former Minnesota Gov. Wendell Anderson, has worked for years for the Tobacco Institute.

- Andrew Kozak, another Anderson aide, also worked for the Tobacco Institute.

- Former state Rep. Charles Brown, DFL-Appleton, was hired by Philip Morris.

- Former state Sen. Robert Tennessen, DFL-Minneapolis, was hired by UST Public Affairs, a division of US Tobacco Corp.

- Ronald Jerich, a longtime friend of and chauffeur for state Sen. Doug Johnson, DFL-Tower, chairman of the Senate Committee on Taxes, has been hired by RJR Nabisco.

- Jim Larkin of the Larkin Hoffman law firm in Bloomington represented the Tobacco Institute in lobbying against local ordinances that would have restricted tobacco sales.

Anti-tobacco forces

- Vin Weber, former Minnesota congressman, close to House Speaker Newt Gingrich and others in the top echelon of the Republican Party, works for the Campaign for Tobacco-Free Kids.

- Thomas Downey, former New York congressman, close to Vice President Al Gore and other leading Democrats, hired by the office of Minnesota Attorney General Hubert Humphrey III

- Dr. C. Everett Koop, surgeon general under President Ronald Reagan, has formed a consumer health coalition.

- Dr. David Kessler, former commissioner of the Food and Drug Administration under Presidents George Bush and Clinton, joined with Koop to fight the tobacco industry.

Source: Lobbying reports on file with Congress and Minnesota Campaign Finance and Public Disclosure Board.

3/25/96 WSJ A16
3/25/96 Wall St. J. A16
1996 WL-WSJ 3096024

The Wall Street Journal

Monday, March 25, 1996

Politics & Policy

Tobacco Industry's Figures on Political Spending Don't Reflect Gifts to Think Tanks, Other Groups

By Timothy Noah and Laurie McGinley
Staff Reporters of The Wall Street Journal

WASHINGTON -- The embattled tobacco industry is spending more money than ever to influence the political process, but some of its largess eludes political radar.

That's because the industry's record $4.1 million in donations to political candidates and parties last year represents but a portion of its contributions -- the part that must be disclosed to the public. There's another, largely undisclosed, dimension to the tobacco industry's political giving. Philip Morris Cos. and R.J. Reynolds Tobacco Co., for example, also lavish donations on like-minded think tanks and other groups that share its views -- particularly an antipathy toward David Kessler's Food and Drug Administration, which wants to regulate cigarettes.

These tobacco donations represent a kind of stealth spending that reinforces the industry's direct political contributions. No one knows exactly how much additional money this giving represents because the groups don't have to disclose it. A few groups voluntarily answered queries from The Wall Street Journal about their tobacco donations, but most declined to furnish exact numbers. Internal tobacco company documents and tax filings offer a few scraps of additional information. What's clear is that donations to these organizations are considerable and have helped the tobacco industry cultivate influential allies.

Groups that have received tobacco industry donations have been busy of late. The Washington Legal Foundation and the Competitive Enterprise Institute have recently taken high-profile steps to bolster the tobacco industry's arguments against FDA regulation of cigarettes and have pressed the courts and Congress to make sweeping changes in the way the FDA operates.

The Washington Legal Foundation received a $30,000 donation from the RJR Nabisco Foundation in 1993 and a $25,000 donation from Philip Morris in 1991, according to available documents. The foundation won't discuss whether it has received more-recent contributions. The Competitive Enterprise Institute lists Philip Morris as one of its "competitive allies," meaning its annual donation is more than $10,000.

Then there is Citizens for a Sound Economy, which has spent $2 million in its campaign to overhaul the FDA, arguing that the agency should stick with its "original mission" of approving new drugs and medical devices. The group received $91,800 from Philip Morris in 1991, according to tobacco company documents that have been made public. (The group refuses to identify donors.)

Still another group, the Progress and Freedom Foundation, which got contributions last year from both Philip Morris and R.J. Reynolds, wants to drastically reshape the agency, parceling out many duties to private entities.

"The whole war against the FDA is grounded in this tobacco issue as much as any other issue," says Rep. Richard Durbin, an Illinois Democrat who has led antismoking efforts in Congress. "The firepower of Citizens for a Sound Economy and these other highflying, great-named organizations is tobacco money. They are trying to cripple the FDA, because Dr. Kessler and this administration have taken them head on and they don't like it." Some of the groups have also gotten sizable contributions from the drug and medical-device industries, which also have an interest in overhauling the FDA.

The groups, which generally share a conservative philosophy and advocate shrinking the federal government, all say they don't need prodding by the tobacco donations to declare war on federal rules and bureaucracy; it comes naturally. "We were writing about tobacco taxes and tobacco-type issues long before we ever got a dime from these companies," says analyst Jerry Taylor of the libertarian Cato Institute, which he says received more than $100,000 last year from Philip Morris and $50,000 from R.J. Reynolds, a unit of RJR Nabisco Holdings Corp. "We're adults; we should have a right to live our lives as we see fit."

Still, these organizations, which operate with limited resources, engage in campaigns that neatly dovetail with the tobacco industry's needs. Mr. Taylor, for example, is Cato's resident expert on environmental matters, and last fall wrote an op-ed article for the Washington Times attacking the FDA's proposed rule restricting tobacco marketing to kids. The think tanks' activities lend an intellectual support to pro-tobacco arguments that would sound self-serving coming from the industry itself.

In an effort to mock the FDA's proposed regulation of tobacco, the Competitive Enterprise Institute a few months ago filed a petition asking the agency to regulate coffee and other caffeinated drinks as a drug. Sam Kazman, the group's general counsel, acknowledged that although regulating caffeine would produce "no social benefit," it was needed because the FDA's criteria for regulating tobacco "are as applicable to caffeine as they are to nicotine."

Recently, the Washington Legal Foundation enlisted conservative jurist Robert Bork to write to the FDA to oppose the regulation of cigarettes, saying that the planned advertising restrictions are "patently unconstitutional." Judge Bork also prepared a "legal backgrounder" on the issue that was circulated to reporters. Citizens for a Sound Economy, meanwhile, is planning to rally thousands of members in coming weeks to push for an overhaul of the FDA.

Conservative groups aren't the only ones receiving tobacco-industry contributions; so are some liberal groups such as the American Civil Liberties Union, which gets about $50,000 to $70,000 a year from the tobacco industry, according to a spokesman, Denny Lee. The ACLU, a staunch defender of free speech, opposes the FDA's proposed restrictions on tobacco advertisements deemed accessible to minors.

The perception that the ACLU is "protobacco" has kept at least one organization -- the University of California -- from seeking its help in a free-speech case. When the university last year was fighting an injunction sought by Brown & Williamson Tobacco Corp. -- a unit of B.A.T Industries PLC -- to block the university's publication of internal company documents, it chose not to ask the ACLU to submit a friend-of-the-court brief. "We just felt that it was unlikely they would want to weigh in on this," says university counsel Christopher Patti. The ACLU's Mr. Lee says Mr. Patti's statement reflects a "gross misunderstanding" of how the ACLU operates. "We have been known to take on issues that go against our donors," he says.

Tobacco companies that give directly to nonprofit groups aren't required to disclose the donations unless they make them through a tax-exempt foundation, as does R.J. Reynolds (though it also makes contributions directly from the company itself, which needn't be disclosed). Recipients -- even nonprofit groups -- aren't required to disclose their benefactors to the public.

All of the think tanks deny that they are swayed by the donations, and they don't apologize for taking on the FDA.

Daniel Popeo argues that pressure from his group, the Washington Legal Foundation, helped prompt FDA Commissioner Kessler to take long-overdue steps to speed drug approvals. Jeffrey Eisenach of the Progress and Freedom Foundation notes that his FDA-design plan was overseen by former Health and Human Services Secretary Louis Sullivan, a longtime smoking foe. "I think the content of our report and the substance speaks for itself," he says. Marlo Lewis of the Competitive Enterprise Institute notes that his group, unlike tobacco companies, believes that "cigarettes are addictive." Brent Bahler, a spokesman for Citizens for a Sound Economy, says, "no donor can influence our mission."

Tobacco companies also deny any cause-effect link between charitable giving and think-tank advocacy. Philip Morris "gives to think tanks because their philosophy and programs are consistent with points of view that Philip Morris supports," says Darienne L. Dennis, communications director for Philip Morris: "Open market, lower taxes, less regulation."

Tobacco Money

Top ten tobacco PAC recipients in current charges (donations received 1986 through 1995), in thousands

1	Rep. Thomas Bliley (R., Va.)	$124
2	Rep. Charlie Rose (D., N.C.)	105
3	Rep. Lewis Payne (D., Va.)	93
4	Sen. Jesse Helms (R., N.C.)	77
5	Sen. Wendell Ford (D., Ky.)	76
6	Rep. Rick Boucher (D., Va.)	75
7	Rep. Jim Bunning (R., Ky.)	72
8	Rep. Bill Hefner (D., N.C.)	70
9	Sen. Mitch McConnell (R., Ky)	68

3/25/96 WSJ A16

10 Rep. Richard Gephardt (D., Mo.) 67
Source: Common Cause

— INDEX REFERENCES —

COMPANY (TICKER): MORRIS (PHILIP) COS.; RJR NABISCO HOLDINGS CORP. (MO RN)

NEWS SUBJECT: Colleges and Universities; Community Groups & Charities; High-Yield Issuers; Trade Groups; World Equity Index (CLG CMY HIY TRG WEI)

MARKET SECTOR: Consumer Non-Cyclical (NCY)

INDUSTRY: Food Products; Food Producers, Excluding Fishing; Tobacco (FOD OFP TOB)

GOVERNMENT: Congress; Food and Drug Administration (CNG FDA)

REGION: California; North America; New York; Pacific Rim; United States; Eastern U.S.; Western U.S. (CA NME NY PRM US USE USW)

LAYOUT CODES: Large Majors; Politics & Policy (LMJ PTC)

Word Count: 1320

3/25/96 WSJ A16

END OF DOCUMENT

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242
Tel and fax: (941) 349-6164
Email: pmneuhauser@aol.com

January 10, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to UST, Inc.

Via email

Dear Sir/Madam:

I have been asked by the Sisters of Charity of the Incarnate Word and the Sisters of St Francis of Assisi (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of UST, Inc. (hereinafter referred to as "UST" or the "Company"), and who have jointly submitted a shareholder proposal to UST, to respond to the letter dated December 21, 2001, sent to the Securities & Exchange Commission by Skaddan, Arps, Slate, Meagher & Flom on behalf of the Company, in which UST contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(5), and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in UST's year 2002 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests the Company to make annual disclosure of its charitable contributions.

Rule 14a-8(i)(3)

A.

We agree that the Company has raised a valid point with respect to the second and fourth Whereas clauses (in that the Company is not one of the tobacco companies mentioned in the articles) and the Proponents are therefore willing, if the Staff so directs, to amend them as follows:

> Second Whereas clause: after the word "WHEREAS" insert the words "certain tobacco companies, not including UST," for the words "the Company and other tobacco companies".
>
> Fourth Whereas clause: delete the words "to counter attacks on the company and".

As thus amended, the Companies objections to those Whereas clauses would be obviated.

B.

In contrast, the Company's objection to the use of the word "substantial" in the first Whereas clause is, itself, an insubstantial objection. All that the Company's no-action letter states is that the Company's charitable contributions were less than 5% of sales, earnings and assets. No specific figure is given for the actual amount of the contributions made by the Company. The Company's annual report for 2000 reveals that total assets were approximately $1,648 billion, sales were $1,548 billion and earnings were approximately $442 million (pretax earnings were $718.435 million). Five percent of the lowest figure (earnings) would be $22.1 million. Less than 5% could still be as much as $22 million. (We will use that figure in light of the Company's failure to provide the actual sums that it regards as insubstantial.) We submit that, on an absolute basis, $22 million would certainly be deemed to be a substantial sum by any reasonable standard.

An alternative approach to the term "substantial" is to compare the presumed UST charitable contributions of almost 5% of earnings ($22 million) with the percentage of earnings that the average American corporation makes to charitable causes. According to a press release issued by the AAFRC Trust for Philanthropy on May 23, 2001, corporate giving in the year 2000 "represents 1.2 percent of corporate pre-tax income". (See www. AAFRC.org.) Charitable contributions of $22 million by UST would represent 3.0% of its year 2000 pretax income of $718.435 million. Charitable contributions which are in the range of two and a half times the "normal" amount are certainly substantial.

C.

The Company's contention that the proposal is vague is wholly without merit. The shareholder proposal calls upon the Company to "provide its shareholders . . . with complete lists of [contributions] made by the Company in each calendar year" It is difficult in the extreme to understand how this request can be deemed so vague that it would be impossible to implement. Any REASONABLE shareholder would understand that there would be an annual report giving the prior year's list. Furthermore, the Resolve clause mentions the use of the Company's own ANNUAL REPORT as one method of conveying this information to the shareholders. Indeed, the very fact that the Company has found it necessary to make this argument seems suspiciously like an act of desperation.

D.

If the Staff were to agree that the Proponents' shareholder proposal is of the type that is incomplete without some reference to the costs of preparing the annual list, the Proponents would be willing to insert the words "(at reasonable cost)" after the word "provide". In this connection, we note that each of the three no-action letters cited by the Company permitted the proponent to similarly amend his proposal.

In any event, even if the Staff were to deem one or more of the Whereas statements to be impermissible under Rule 14a-9, the remainder of the proposal would not be excludable by virtue of Rule 14a- 8(i)(3).

In addition, the Proponents are willing to amend the proposal to conform it to the Staff's view if the Staff were to disagree with us in any particular.

Rule 14a-8(i)(5)

The Company's argument is fatally flawed in at least three respects.

First of all, Rule 14a-8(i)(5) is inapplicable to a shareholder proposal concerning charitable contributions. That exclusion refers exclusively to "operations" which are not economically significant to the registrant. The Proponents' shareholder resolution does not deal with UST's operations. Therefore (i)(5) is inapplicable on its face. Thus, in its most recent revision of the wording of (i)(5), the Commission stated that the subparagraph "relates to proposals concerning the *functioning of the economic business of the issuer*". Release 34-20091 (August 16, 1983) (Emphasis supplied.) Since the

Proponents' shareholder proposal does not pertain to the functioning of the economic business of UST, Rule 14a-8(i)(5) is wholly inapplicable.

Secondly, the Staff has consistently held that (i)(5) is inapplicable to shareholder proposals calling for the disclosure of charitable contributions. See, e.g., The Advest Group, Inc. (September 23, 1997); Bearings, Inc. (August 6, 1982).

Thirdly, even if the proposal were to be deemed to relate to the operations of the Company, the test under Rule 14a-8(i)(5) is not exclusively an economic test. Even if a proposal is not economically significant, the Rule explicitly states that a proposal cannot be excluded if it is "otherwise significantly related" to the Company's operations. We submit that disclosure of charitable contributions falls under this rubric as "otherwise significantly related". How is one to decide whether a proposal falls within this exception to the economic test? "Historically, the Commission staff has taken the position that certain proposals. . . raise policy issues of significance. . ." Release 34-19135 (October 14, 1982). Does a proposal for the disclosure of a registrant's charitable contributions raise a significant policy issue? We submit that the answer to that question can only be a resounding "Yes". The best proof that the answer is "yes" is to be found in the fact that there have been a series of proposals in the Congress to amend the Securities Exchange Act of 1934 to *mandate* disclosure of charitable contributions. See, e.g., HR 887 (106th Congress) which would have amended the 34 Act to require disclosure to shareholders of the registrant's previous year's charitable contributions. (This bill was passed by the relevant subcommittee of the House Commerce Committee and marked up by the full committee on March 15, 2000). See also HR 944 (105th Congress), which had similar provisions. Cf. HR 945 (105th Congress). In connection with the markup, Representative Tom Blily (R-Va), Chairman of the House Commerce Committee, issued a press release on March 15, 2000, supporting the bill in which he stated:

> The emphasis of this bill is increased disclosure for the benefit of shareholders, a purpose we should all share. Under present law, shareholders have no right to learn where, and how much of, their money is being donated to charities. This just is not right, as corporate donations to charity are in effect donations of shareholder money. Since it is shareholder money which is being donated, shareholders should have the right under our securities law to learn how the money is being spent. . . .

In connection with these Congressional proposals, The Securities Exchange Commission was asked by the House Committee on Commerce to comment on the proposed legislation and the Commission, in turn, asked for public comment on these bills. (See File No. S7-26-97.) The Commission received email communications from 72 commentators, plus 65 communications by mail, indicating a great deal of public interest in the issue.

It therefore would appear to be clear beyond cavil that the question of whether a registrant should make available a list of its charitable contributions is, in fact a major policy question. The House Commerce Committee, the public and, apparently, the Commission itself all seem to think so.

In addition it should be noted that shareholder proposals requesting disclosure of charitable contributions raise important policy issues for purposes of Rule 14a-8(i)(7). Thus, the staff has stated, "We note that the proposal relates to charitable contributions, which the Division has generally found to involve a matter of basic corporate policy which is extraordinary in nature and beyond Citigroup's ordinary business operations." Citigroup Inc. (February 29, 2000). Identical language can also be found in AT&T Corp. (February 17, 2000); Bell Atlantic Corporation (February 17, 2000); Union Pacific Corporation (February 5, 1993). No reason appears why there should be any difference between what is an important policy concern for purposes of (i)(7) and what is an important policy concern for purposes of (i)(5). The analysis should be identical.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(5).

Rule 14a-8 (i)(7)

UST concedes in its no-action request letter (pages 6-7) that shareholder proposals which request disclosure of charitable contributions are not excludable pursuant to Rule 14a-8(i)(7) since they raise important policy concerns.

Thus the Staff has stated: "We note that the proposal relates to charitable contributions, which the Division has generally found to involve a matter of basic corporate policy which is extraordinary in nature and beyond Citigroup's ordinary business operations. Accordingly, we do not believe that Citigroup may omit the proposal." Citigroup Inc. (February 29, 2000); See also AT&T Corp. (February 17, 2000); Bell Atlantic Corporation (February 17, 2000); Union Pacific Corporation (February 5, 1993).

The Proponents' shareholder proposal does not identify specific recipients who should be granted contributions. It is phrased as a general disclosure resolution covering all contributions. The motive of the Proponents is irrelevant. It is irrelevant, even if true, that a given proponent of such a resolution is interested in whether some particular types of charitable organizations are receiving funds, whether those recipients are advocacy organizations of some type, abortion advocates or opponents, universities which employ Marxist professors or liberal or conservative think tanks. Such motives are irrelevant to the question of whether the proposal raises an important policy issue. Shareholders will vote on the resolution as drafted, not on the motives of the proponents. Indeed, the very purpose of such proposals is to permit the shareholders to examine who are the recipients of the Company's largess. As already noted, Congressman Blily has put it as follows:

> Under present law, shareholders have no right to learn where, and how much of, their money is being donated to charities. This just is not right, as corporate

donations to charity are in effect donations of shareholder money. Since it is shareholder money which is being donated, shareholders should have the right under our securities law to learn how the money is being spent.

If it is, in effect, the shareholders' own money which is being donated, they have a right to the disclosure of the information, even if they wish to find out whether the registrant is donating monies to causes to which the shareholder is opposed.

Finally, the Proponents' shareholder proposal is directed simply at charitable organizations. The reference to "educational, religious" etc entities is simply an enumeration of some of the types of charitable organizations which are covered.

For the reasons set forth above, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru February 27) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru February 27 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: David J. Friedman, Esq.
All proponents
Sister Regina Murphy
Rev Michael Crosby
Sister Pat Wolf

Skadden, Arps, Slate, Meagher & Flom LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

Rule 14a-8(i)(7)

January 24, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Shareholder Proposal Submitted for
Inclusion in UST Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

I am writing on behalf of UST Inc. (the "Company") because the Company continues to believe that it is appropriate for the Staff not to recommend enforcement action if the shareholder proposal (the "Proposal") submitted by the Sisters of Charity of the Incarnate Word and the Sisters of St. Francis of Assisi (the "Proponents") is omitted from the Company's proxy materials for the 2002 annual meeting of stockholders (the "2002 Proxy Materials") for the reasons set forth in our letter dated December 21, 2001 and to respond to certain of the matters raised in the letter dated January 10, 2002 submitted by Paul M. Neuhauser on behalf of the Proponents. The Proposal requests that the Company "regularly provide its shareholders and the public (e.g. through its annual reports and/or its website) with complete lists of each financial or in-kind contribution or grant made by the Company in each calendar year starting with 2002 to any charitable, educational, religious, nonprofit, or tax-exempt entity." We had, on behalf of the Company, previously delivered to the Staff a letter dated December 21, 2001.

Rule 14a-8(i)(7)

As described in our earlier letter, the Company believes that the Proposal deals with matters relating to the Company's ordinary business operations and may properly be omitted pursuant to Rule 14a-8(i)(7).

Counsel for the Proponents suggests that the Proposal may not be omitted because, in counsel's judgment, the Proponents' motives should be disregarded. While, we understand, that a Proponents' motives for submitting a proposal for inclusion in a company's proxy statement generally may not be relevant, the resolution contained in the Proposal, especially in light of the Proponent's motives, must be considered in the context of the entire Proposal. As noted in our prior letter, the second "Whereas" clause contained in the Proposal indicates that the real purpose of the Proposal is to obtain a list of any contributions or grants, not just charitable contributions or grants, made by the Company to "nonprofit organizations that advocate the Company's political positions before Congress and state legislatures." Furthermore, the Proposal taken as a whole indicates that its goal is to limit contributions made to such organizations. In light of the fact that the Proposal taken as a whole is directed to specific types of entities and that the resolution is not limited to "charitable contributions," the no-action letters cited by Mr. Neuhauser and in our prior letter, which involved proposals relating to charitable contributions generally, are not applicable to the instant Proposal.

Based on the foregoing and the reasons set forth in our letter dated December 21, 2001, the Company continues to believe that the Proposal is excludable because it deals with a matter relating to the Company's ordinary business operations.

Conclusion

For the reasons set forth above and in our letter dated December 21, 2001, we respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2002 Proxy Materials.

Copies of this letter are being sent to Paul M. Neuhauser and the Proponents via certified mail. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman /KEK/

David J. Friedman

cc: Paul M. Neuhauser

Debra A. Baker
(UST Inc.)

Sister Lillian Anne Healy
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

Irene Senn
Corporate Responsibility Agent
The Sisters of St. Francis of Assisi
3221 South Lake Drive
St. Francis, WI 53235-3799

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UST Inc.
Incoming letter dated December 21, 2001

The proposal requests that UST "regularly provide its shareholders and the public (e.g. through its annual reports and/or website) with complete lists of each financial or in-kind contribution or grant made by the Company in each calendar year starting with 2002 to any charitable, educational, religious, non-profit or tax-exempt entity."

We are unable to concur in your view that UST may exclude the entire proposal under rule 14a-8(i)(3). It appears, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised in the following manner:

- delete the second Whereas clause;
- revise the fourth Whereas clause to delete the phrase "to counter attacks on the company and"; and
- delete the phrase "in a way that directly responds to the many attacks on the company and" in the sentence that begins "Full disclosure will . . . " and ends " . . . philanthropic efforts."

Accordingly, we will not recommend enforcement action to the Commission if UST omits only the above portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that UST may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that UST may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that UST may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that UST may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Attorney-Advisor